EXHIBIT (a)(1)(vii)

E-mail Communication

From:	stockexchange@amd.com
Sent:	____________, 2003
To:	Name of AMD Employee
Subject:	STOCK OPTION EXCHANGE: FINAL Election Confirmation

Dear [Name of AMD Employee]:

Under the Offer to Exchange Certain Outstanding Options, you have elected to exchange the following options:

GRANT DATE:
OUTSTANDING OPTIONS:
REPLACEMENT OPTIONS:

These outstanding options have been cancelled on ____________, 2003. Subject to your continued employment, your continued status as a resident of China, France, Germany, Hong Kong, Italy, Japan, Malaysia, Singapore, Taiwan, Thailand, the United Kingdom or the United States and other terms of the Offer to Exchange Certain Outstanding Options, dated June 27, 2003, you will receive your replacement stock options after they have been granted on or after ____________, 2004. Please review the terms and conditions of the option exchange program at the URL indicated below, regarding the new vesting period for these options. If you have any additional questions about the terms and conditions of the stock exchange program in which you elected to participate, please visit:

http://hr/stock/exchange

You will receive no further communication concerning your options cancelled under your participation in this option exchange program. You may access your E*Trade OptionsLink account to review the status of your currently outstanding stock options.

If you have any further questions, please e-mail cancelandregrant.questions@amd.com.